July 23, 2018

JEFFREY R. VETTER	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Brian Cascio
Michael Fay
Russell Mancuso
Caleb French
Heather Percival

Re:	Supplemental Letter regarding Amendment No. 3 to the Registration Statement on Form S-1 filed by Bloom Energy Corporation on July 20, 2018, File No. 333-225571

Ladies and Gentlemen:

On behalf of our client, Bloom Energy Corporation (the “Company”), and in connection with the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 20, 2018, we are supplementally providing the staff of the Commission (the “Staff”) with additional information regarding Exhibit M to Exhibit 10.23 and Exhibit A to Exhibit 10.14.

The pricing shown in Exhibit M to Exhibit 10.23 and Exhibit A to Exhibit 10.14, with The Southern Company and PPA Company II, respectively, are reflected in the “service revenue” line item of the Company’s financial statements and such revenues are recognized ratably over the contracted service period. This service revenue is derived from the extended warranties purchased by the customers, and compensates the Company for regular maintenance over the life of the applicable project. These items do not reflect the purchase price from the sale of the Company’s products, which constitutes the majority of the value from a customer sale.

The Company advises the Staff that it is customary for service revenue due under its installations to vary over the term of each customer agreement, depending upon the particular maintenance plan for each project. At no time in the past has the service revenue attributable to either agreement referenced above exceeded 1% of the Company’s total revenue for any given quarter or year, nor does the Company expect that it will exceed 1% of the Company’s total revenue in any such future period. The Company does not consider the periodic increases or decreases, as the case may be, in service revenue under these agreements to be material in the future and therefore does not constitute a material trend within the meaning of Regulation S-K Item 303(a)(3), and the fluctuations in service and electricity revenue have not had and are not expected to have a material impact on the Company’s financial results.

United States Securities and Exchange Commission

Division of Corporation Finance

July 23, 2018

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, Michael Shaw at (650) 335-7842.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

FENWICK & WEST LLP

cc (via e-mail):	Shawn Soderberg, Esq.
Michael Shaw, Esq.
Alan F. Denenberg, Esq.
Emily Roberts, Esq.